EXHIBIT 1
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[DESC LOGO]                                        FOR IMMEDIATE RELEASE
                                                   Mexico City, October 6, 2000
Contacts:

MEXICO CITY                                                      NEW YORK CITY
Arturo D'Acosta Ruiz                                             Blanca Hirani
Alejandro de la Barreda                                      Melanie Carpenter
Tel: (525) 261-8037                                        Tel: (212) 406-3690
abarredag@mail.desc.com.mx                                bhirani@i-advize.com


                   DESC ANNOUNCES PRELIMINARY FIGURES FOR THE
                   ------------------------------------------
                              THIRD QUARTER OF 2000
                              ---------------------


Mexico City, October 6, 2000 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) announced today its preliminary results for the third quarter of 2000, which were mainly affected by: i) the appreciation of the peso during the quarter, ii) higher oil, natural gas, and energy prices in general, and iii) extraordinary charges in the food business.

                                  Estimated Results for the Third Quarter of 2000
                                            (In millions of US dollars)


--------------- ------------------- ------------------ ------------------ ------------------- --------------------
                       UNIK               GIRSA            AGROBIOS              DINE            CONSOLIDATED

--------------- --------- --------- --------- -------- -------- --------- --------- --------- --------- ----------
                  3Q00      3Q99      3Q00     3Q99     3Q00     3Q99*      3Q00      3Q99      3Q00      3Q99

--------------- --------- --------- --------- -------- -------- --------- --------- --------- --------- ----------
    SALES         $277.9    $250.2    $212.4   $183.1    $93.9    $134.3     $20.4     $11.3    $604.7     $592.0

--------------- --------- --------- --------- -------- -------- --------- --------- --------- --------- ----------
  OPERATING         38.9                14.1     22.4      3.0       8.7       2.0       1.6      58.0       72.0
    INCOME                    40.4
--------------- --------- --------- --------- -------- -------- --------- --------- --------- --------- ----------
  OPERATING        14.0%     16.1%      6.7%    12.2%     3.2%      6.5%     10.0%     14.2%      9.6%      12.4%
    MARGIN
--------------- --------- --------- --------- -------- -------- --------- --------- --------- --------- ----------
    EBITDA         $54.7     $52.5     $21.9    $29.1     $6.8     $13.5      $3.4      $2.6     $86.6      $97.0

--------------- --------- --------- --------- -------- -------- --------- --------- --------- --------- ----------

Note: Figures US dollars for Sales, Operating Income, Operating Margin and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate. * Figures include the poultry business sold in December 1999.



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

[Unik Logo]
UNIK (AUTOPARTS)
Unik's operating margins were affected by the fact that during the quarter, the exchange rate fell below Ps.9.20 to US $1, the lowest level during the last two years.

[Girsa Logo]
GIRSA (PETROCHEMICALS AND DIVERSIFIED PRODUCTS)
Girsa's operating margins decreased due to high oil prices, which caused an increase in the cost of raw materials such as butadiene, styrene and cumene, which are used in the production of synthetic rubber and polystyrene. In addition, natural gas prices used for the production of carbon black, increased over 70% during the last two months, which increased production costs considerably, yet these costs have not been passed on to sales prices.

[Food Sector Logo]
AGROBIOS (FOOD)
During the period between July and September, the Company continued registering extraordinary charges in both Corfuerte and ASF (Authentic Specialty Foods). The Company estimates paying off these charges during the fourth quarter of 2000.

[Dine Logo]
DINE (REAL ESTATE)
Dine's operating margin decreased due to higher sales from projects with lower operating margins such as Punta Mita and Arcos Bosques. The Company expects a strong recovery during the fourth quarter due to sales derived from the Bosques de Santa Fe project.


                                    ********


Statements included in this report regarding the Company's business outlook and anticipated financial and operating results as well as its growth potential, constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of the home country, industry and international markets, therefore they are subject to change.





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